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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                               Commission File Number 000-22771
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                          NOTIFICATION OF LATE FILING

     (Check One): [x] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR
     For Period Ended:
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates it a portion of the filing checked above, identify the item(s) to which the information relates:

________________________________________________________________________________

________________________________________________________________________________


                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant   Centennial HealthCare Corporation
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Former name if applicable
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Address of principal executive office (Street and number) 400 Perimeter Center
                                                          ----------------------
Terrace, Suite 650
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City, state and zip code   Atlanta, Georgia 30346
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described below in reasonable detail in part III
     |         of this form could not be eliminated without unreasonable
     |         effort or expense
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[x]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will
     |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 26, 1999, the Registrant received an investigatory subpoena from the Department of Health and Human Services, Office of Inspector General requesting documents in connection with an investigation of possible or otherwise improper claims for payment under Title XVIII (Medicare) of The Social Security Act. The Registrant and its accountants are evaluating whether based on this subpoena any additional disclosures are required in the Form 10-K.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Daryl R. Griswold, Esq.        (770)          698-9040
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                 (Name)               (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                                 [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [x] No
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Centennial HealthCare Corporation
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 1999             By /s/ Alan C. Dahl
     --------------                ----------------
                                   Alan C. Dahl
                                   Executive Vice President and Chief
                                   Financial Officer
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     Before issuing our opinion, in conjunction with the Registrant, we are evaluating whether, based on a subpoena from the Department of Health & Human Services, Office of Inspector General, received by the Registrant on March 26, 1999, any additional disclosures are required in the Form 10-K.


PricewaterhouseCoopers LLP
April 1, 1999